SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 31, 2017

I. Date, Time and Place: July 31, 2017, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 –Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”). II. Call Notice: Waived, due to the attendance of all the members of the Board of Directors of the Company. III. Attendance: The following directors were present: Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino (by conference call), representing, therefore, all the members of the Board of Directors of the Company. IV. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Mrs. Graziela Galli Ferreira Barioni, to act as secretary of the meeting. V. Agenda: To adopt resolutions on the following matters: (a) execution of the “Credit Agreement” among the Company, Gol Linhas Aéreas S.A. (“GLA”), enrolled with the CNPJ/MF under nº 07.575.651/0001-59, a subsidiary of the Company, JPMorgan Chase Bank, National Association (“JP Morgan”) and Export-Import Bank of United States (“Ex-Im Bank”), referring to the payment of the technical services to be performed on GLA’s aircraft engines; (b) execution of the “Guaranty Agreement” between the Company, JPMorgan, and Ex-Im Bank, in order to guarantee the fulfillment of the obligations undertaken by GLA, through issue of Promissory Notes referring to the payment of the technical services to be performed on GLA’s aircraft engines (c) execution of the “Borrower Indemnity Agreement” and of the “Fee Letters”, providing for the Company’s direct obligations relating to the agreements for financing of the repairs on GLA’s aircraft engines; (d) execution, by the Executive Officers of the Company, of any other agreements, commitments or documents relating to the financing of the repair services to be performed in the GLA aircraft engines, guaranteed by Ex-Im Bank, mentioned on items “a”, “b” and “c” above; (e) the approval of the Credit Agreement to be entered by the Company, GLA, Crédit Agricole CBI and Ex-Im Bank, in order to guarantee the obligations assumed by GLA, relating to the financing of the payments due to the In-Flight Connectivity And Entertainment Services Agreement (“In-Flight Agreement”); (f) the execution of a Guaranty Agreement, to be entered into between the Company and Crédit Agricole CIB, and Ex-Im Bank, in order to guarantee the fulfillment of the obligations undertaken by GLA, relating to the financing of the payments due to the In-Flight Agreement (g) the execution of the Borrower Indemnity Agreement and of the Fee Letters, relating to the financing of the payments due to the In-Flight Agreement; and (h) the execution, by the Executive Officers of the Company, of any other agreements, commitments or documents relating to the financing of the payments due to the In-Flight Agreement, mentioned on items “e”, “f” and “g” above. VI. Resolutions: After the necessary explanations were provided, and after due review of the documents referring to the matters hereof, the Directors have unanimously approved: (a) the execution of the Credit Agreement to be entered into among the Company, GLA, JPMorgan and Ex-Im Bank, in the amount of up to USD 11.000.000,00 (eleven millions dollars), relating to the financing of the repair services to be performed in the GLA aircraft engines; (b) the execution of a Guaranty Agreement, to be entered by the Company, JPMorgan and Ex-Im Bank, in the amount of up to USD 11.000.000,00 (eleven millions dollars), in order to guarantee the fulfillment of the obligations undertaken by GLA, through issue of Promissory Notes, the proceeds of which will be used in the payment of the technical services to be performed on GLA’s aircraft engines; (c) the execution of the Borrower Indemnity Agreements and of the Fee Letters, providing for the Company’s direct obligations relating to the financing agreements for the repairs on GLA’s aircraft engines; (d) the execution, by the Executive Officers of the Company, of any other agreements, commitments or documents relating to the financing of the repair services to be performed in the GLA aircraft engines, guaranteed by Ex-Im Bank, mentioned on items “a”, “b” and “c” above; (e) the approval of the Credit Agreement to be entered by the Company, GLA, Crédit Agricole CBI and Ex-Im Bank, in the amount of up to USD 11.000.000,00 (eleven millions dollars), in order to guarantee the obligations assumed by GLA, relating to the financing of the payments due to the In-Flight Agreement; (f) the approval of the Guaranty Agreement to be entered by the Company, GLA, Crédit Agricole CBI and Ex-Im Bank, in the amount of up to USD 11.000.000,00 (eleven millions dollars), in order to guarantee the obligations assumed by GLA, relating to the financing of the payments due to the In-Flight Agreement; (g) the execution of the Borrower Indemnity Agreement and of the Fee Letters, relating to the financing of the payments due to the In-Flight Agreement; and (h) the execution by the Executive Officers of the Company, of any other agreements, commitments or documents relating to the financing of the payments due to the In-Flight Agreement, mentioned on items “e”, “f” and “g” above. The executive officers of the Company are hereby authorized in practicing all acts, as well as signing all the necessary documents in order to constitute the guarantee now approved. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Junior– Chairman; Graziela Galli Ferreira Barioni – Secretary. Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André BélaJánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

São Paulo, July 31, 2017.

____________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.